TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

June 21, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:    EXRO TECHNOLOGIES INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on June 18, 2021 to the Registered Securityholders and to the Non-Objecting Beneficial Owners ("NOBO"):

1 Proxy - Registered Securityholders 2 Voting Instruction Form - NOBOs
3 Notice of Meeting Combined with Information Circular 4 Financial Statement Request Form
5 Proxy Return Envelope

Yours truly,
TSX Trust Company

''Deanna Guilfoyle'' Relationship Manager deanna.guilfoyle@tmx.com

VANCOUVER
650 West Georgia Street, Suite 2700
Vancouver, BC V6B 4N9

T 604 689-3334

CALGARY
300-5th Avenue SW, 10th floor Calgary, AB T2P 3C4

T 403 218-2800

TORONTO
301 - 100 Adelaide Street West Toronto ON M5H 4H1

Toll Free 1-866-600-5869
T 416 361-0930

MONTRÉAL
1800 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7

T 514 395-5964